Phoenix Canada Oil Company Limited

INTERI [redacted] REPORT
Nine-M [redacted] mber 2003

Review of Financial Activities

Revenues for the 9-months ending 30 September 2003 (including oil and gas production, investment income, modest carrying value adjustments and one-time gains) totaled $1,839,000, compared with the previous year's $545,000. Investment income, largely from short term securities, continues adversely impacted by low market interest rates. Special items in both periods included gains on securities sales and adjustments in investment carrying values.

Net income for the September quarter was $1,236,000 (24 cents per share), compared with $90,000 (1.8 cents per share) for the corresponding 2002 period. Net income for the nine-months ending September 30 was $1,582,000 (31 cents per share), compared with $140,000 (2.7 cents per share) for the prior year. Administration and general expenses declined moderately to $179,000 from $201,000 the previous year. Special expenses are incurred for initial and recurring due diligence reviews of prospective merger, acquisition and investment proposals which Phoenix continues to receive on a regular basis.

The impressive earnings reported by the Company for the period under review largely derived from the sale to Alcan of Canada of our long term investment in Baltek Corporation, the Ecuador-based balsa timber and end products fabricator with which Phoenix has been associated for many years. No provisions have been made in the accounts reported herein for 2003 capital gains taxation that may be applicable following the year-end audit.

Financial Resources and Capitalization

Working capital, substantially free cash and equivalents, and including several short term investments and liquid public company equity holdings (at their quoted market value), approximates $9.0-million. This figure was increased following the Alcan-Baltek purchase and sale transaction which closed in early July.

At 30 September 2003, the Phoenix capital stock in issue (exclusively common shares) consisted of 5,113,594 shares -- significantly, no dilutive securities, including senior, convertible or debt securities, or share purchase warrants or options, are currently outstanding or authorized for issue. Your Management suggests that our modest, "clean" and widely distributed Phoenix capitalization, together with its many years of "market seasoning," is an asset of significant, if intangible, value. In fact, aggregating all the Phoenix tangible and intangible assets, the "hard" net asset value, largely cash and equivalents -- and excluding the value of our remaining oil and gas production interests -- indicates a per share valuation considerably above the recently improved Phoenix market trading price. Recognizing this valuation anomaly, a Normal Course Issuer Bid program is currently in place; open market share purchase authority, to a maximum of 200,000 common shares, is exercised when Management determines that Phoenix shares are offered for sale at favourable prices.

Significant Interests and Operations

Our long term Baltek investment was sold (July closing) to Alcan of Canada for US$15.17 per share. This sale resulted in a significant capital gain deriving from our original Ecuador balsa plantation investment made at a cost of about C$4.00 per Baltek share.

Phoenix shareholders now hold a significant direct and indirect equity position in InterStar Group Inc. The Company retains 2,469,467 InterStar shares, or 12% of their issued capital; equal to about half an InterStar share for each Phoenix share. While InterStar maintains its ownership position in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine --- that Company has recently diversified into a portfolio position of a 100% ownership in a promising medical device development firm (Theralase, Inc. of Markham, Ontario).

Phoenix maintains modest working and royalty interests in producing and non-producing reserves, largely natural gas, in Western Canada. Several proven properties remain shut in -- awaiting pipeline connections -- in both B.C. and Alberta. These shut in reserves are gradually being placed on production.

Concluding an acceptable merger and/or acquisition transaction remains difficult -- primarily due to valuation reasons. Our share trading price remains considerably under the tangible net cash value per share; even more so when attributing value to our gas reserves and other equity assets. There is also the real, if intangible, value inherent in our modest capitalization -- and in our extensive North American shareholder base.

On Behalf of the Board -- 27 November 2003
Per: S. Donald Moore, President

Phoenix Canada Oil Company Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

(Prepared from Company Records)

Unaudited

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Net Inflow (Outflow) of Cash related to the following activities				
OPERATING				
Net Income for the Period	$1,235,759	$ 90,165	$1,581,573	$ 139,601
Items not affecting Cash				
Depreciation of fixed assets	318	499	953	3,264
Adjustment in carrying value of short-term investments	20,131	70,162	233,436	139,356
	1,256,208	160,826	1,815,962	282,221
Changes in non-cash operating working capital items				
Accounts receivable	13,102	31,396	19,261	13,186
Accounts payable and accrued liabilities	10,027	1,239	13,435	21,464
Income taxes payable	- 0 -	- 0 -	(68,247)	(111,158)
	23,129	32,535	(35,551)	(76,508)
Financing				
Due to financial institution	- 0 -	38,396	- 0 -	17,579
Return of capital	- 0 -	(68,548)	- 0 -	(68,475)
Shares repurchased for cancellation	(12,918)	- 0 -	(16,998)	(1,988)
	(12,918)	(30,152)	(16,998)	(52,884)
Investing				
Short-term investments	(1,434,376)	(64,866)	(1,872,284)	(141,913)
Long term investments and advances	(206)	(68,548)	(377)	(33,667)
Oil and gas leases	- 0 -	- 0 -	- 0 -	4,956
Deferred exploration and development expenditures	(396)	(815)	(902)	(1,235)
Organization expenses	- 0 -	(330)	- 0 -	(330)
Capital assets	- 0 -	9,809	- 0 -	9,310
	(1,434,978)	(124,750)	(1,878.563)	(162,879)
Net Inflow (Outflow) of Cash	(168,559)	38,459	(110,150)	(10,050)
Cash; beginning of Period	257,951	31,009	199,542	79,591
Cash; end of Period	$ 89,392	$ 69,541	$ 89,392	$ 69,541
Supplemental Disclosure of Cash Information				
Cash received from interest	$ 67,048	$ 69,741	$ 204,171	$ 187,019
Cash interest paid	$ 1,711	$ 159	$ 5,567	$ 159
Cash income taxes paid (received)	$ - 0 -	$ - 0 -	$ 68,247	$ 111,158